Publication: South China Morning Post **Date:** 19 April 2007 1/3 FPC Exemption
Page: Classified 8-10 **Where Published:** Hong Kong 82-836

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)
Website: http://www.firstpacco.com

ANNOUNCEMENT

(1) NEW CONTINUING CONNECTED TRANSACTIONS
(2) REVISION OF CAPS FOR EXISTING NOODLES BUSINESS TRANSACTIONS, RENEWAL OF CERTAIN EXISTING NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS
(3) NEW DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS
(4) CLOSING OF CONNECTED TRANSACTION
(5) PLANTATIONS BUSINESS TRANSACTIONS
(6) NOODLES SUPPLY AND SERVICES AGREEMENT IN RESPECT OF NOODLES BUSINESS
(7) SNACK FOOD SUPPLY AND SERVICES AGREEMENT IN RESPECT OF SNACK FOOD BUSINESS

(1) **NEW CONTINUING CONNECTED TRANSACTIONS**

The Company announces that Indofood has, on 6 March 2007, entered into the SAWAB Licensing Agreements which are conditional upon approval by the Company's Independent Shareholders relating to Indofood's noodles business. No services under the SAWAB Licensing Agreements will be provided by Indofood to SAWAB unless and until approval of the same has been received from the Independent Shareholders.

The SAWAB Licensing Agreements relate to the provision of trademark licensing services for the non-exclusive use, by SAWAB, of the "Indomie" trademark owned by Indofood, and for the provision of technical services in connection with instant noodles manufacturing operations in Syria.

Following approval of the SAWAB Licensing Agreements by the Independent Shareholders at the Shareholders' Meeting, members of the Indofood Group will enter into the SAWAB Materials and Packaging Agreements, which also relate to the Noodles Business. The duration of the SAWAB Agreements will not exceed three years.

SAWAB is a joint venture company newly incorporated and established in Syria, for the purpose of establishing an instant noodles business in that jurisdiction. SAWAB is held as to 80% by SWGL and as to 20% by a third party local partner. SWGL and SAWAB are both Associates of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood. Accordingly, the continuing transactions between members of the Indofood Group and SAWAB are continuing connected transactions under the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. A description of the continuing connected transactions under the SAWAB Agreements and the Annual Caps in respect of each of these continuing connected transactions for the financial years ending 31 December 2007, 2008 and 2009 are specified in Table A below in this announcement.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Annual Caps in respect of the SAWAB Agreements have been aggregated with the Annual Caps in respect of the Existing Noodles Business Transactions (inclusive of the Revised Noodles Caps and the 2009 Noodles Caps set out below). On this basis, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Caps in respect of the SAWAB Agreements, when aggregated with the other Annual Caps referred to above, exceed 2.5%. Accordingly, the SAWAB Agreements are conditional upon approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

(2) **REVISION OF CAPS FOR EXISTING NOODLES BUSINESS TRANSACTIONS, RENEWAL OF CERTAIN EXISTING NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS**

Shareholders are referred to the section headed "DETAILS OF THE NOODLES BUSINESS TRANSACTIONS" in the May 2006 Circular which sets out a series of related continuing connected transactions relating to Indofood's Noodles Business which were estimated to amount in aggregate to approximately US$68.8 million for the financial year ending 31 December 2007 and US$30.9 million for the financial year ending 31 December 2008 on a pro-rata basis.

The Directors have been monitoring the amounts of the Existing Noodles Business Transactions, having regard to internal estimates of demand and operating conditions.

Since the approval of the Existing Noodles Business Transactions and the related Existing Noodles Caps, the Directors note that in respect of the Existing Noodles Caps for the financial years ending 31 December 2007 and 2008:–

- Certain of the Existing Noodles Caps relating to continuing connected transactions between each of PID, CKA and PIPS (each of which are members of the Indofood Group) and Pinehill (which is an Associate of Mr. Anthoni Salim) will not be sufficient to meet Pinehill's requirements. These transactions are the transactions numbered (4), (5) and (7) in Table B below in this announcement.
- Certain of the Existing Noodles Caps relating to continuing connected transactions between each of PID, CKA and Indofood (on the one hand) and DUFIL (on the other hand) require revision as in respect of DUFIL, the expected sales volume was not met due to increased competition in the noodles business in Nigeria. These transactions are the transactions numbered (1), (2) and (3) in Table B below in this announcement.
- The Existing Noodles Caps and Revised Noodles Caps in respect of transaction numbered (6) for the financial years ending 31 December 2007 and 2008 do not require revision.

Accordingly, it is proposed that those Existing Noodles Caps be revised in accordance with the Revised Noodles Caps in respect of the relevant transactions, as specified in Table B below.

Furthermore, the Annual Caps relating to certain of the Existing Noodles Business Transactions for the financial year ending 31 December 2008 set out in the May 2006 Circular were approved by the Independent Shareholders on a pro-rata basis, due to the relevant agreements/arrangements expiring part way through the 2008 calendar year. These Existing Noodles Business Transactions are also specifically identified in Table B below in this announcement. It is now proposed that, subject to approval by the Independent Shareholders at the Shareholders' Meeting, those Existing Noodles Business Transactions which are due to expire in 2008, as specified below in this announcement, be renewed for a further period of three years upon their expiry and that the Annual Caps in respect of the entire financial year ending 31 December 2008 be revised as proposed in Table B below.

The Board also announces the proposed 2009 Noodles Caps in respect of the Existing Noodles Business Transactions and the New Noodles Transactions.

Under Rule 14A.36(1) of the Listing Rules, where a previously approved annual cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and Independent Shareholders' approval requirements, as appropriate. Therefore, it is necessary for the Independent Shareholders to approve the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps and the 2009 Noodles Caps.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Noodles Caps and the 2009 Noodles Caps have been aggregated with the applicable Annual Caps in respect of the SAWAB Agreements. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2007, 2008 and 2009 exceed 2.5% and, therefore, the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps and the 2009 Noodles Caps are conditional upon approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

(3) **NEW DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS**

Shareholders are referred to the section headed "DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS" in the April 2006 Announcement which sets out a series of related continuing connected transactions relating to Indofood's Distribution Business. These transactions are the transactions numbered (1) and (2) in Table C below in this announcement.

The Board announces that the Indofood Group proposes to enter into new continuing connected transactions in respect of the Distribution Business involving the distribution of consumer products by PDU (a subsidiary of Indofood) to LS (an Associate of Mr. Anthoni Salim) and the distribution of beverage products from BD (an Associate of Mr. Anthoni Salim) to TSM (a subsidiary of Indofood). These transactions are the transactions numbered (3) and (4) in Table C below. Accordingly, new Annual Caps in respect of these new continuing connected transactions relating to the Distribution Business are proposed, as set out in Table C below in this announcement.

In addition, Annual Caps in respect of the financial year ending 31 December 2009 are proposed for both the Existing Distribution Business Transactions and the New Distribution Business Transactions. These 2009 Distribution Business Transactions Caps are also set out in Table C below in this announcement.

Under Rule 14A.25 of the Listing Rules, for the purposes of determining the applicable reporting, disclosure and shareholders' approval requirements under the Listing Rules in respect of the New Distribution Business Transactions and the 2009 Distribution Business Caps, the New Distribution Business Transactions have been aggregated with the Existing Distribution Business Transactions.

The Annual Caps in respect of the Existing Distribution Business Transactions and the New Distribution Business Transactions for each of the three financial years ending 31 December 2007, 2008 and 2009 are specified in Table C below in this announcement.

The highest of the relevant percentage ratios in respect of all of the Distribution Business Transactions taken together on an aggregated basis, for each of the financial years ending 31 December 2007, 2008 and 2009 is less than 2.5%. Accordingly, the New Distribution Business Transactions and the Existing Distribution Business Transactions, on an aggregated basis, are subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements, of Chapter 14A of the Listing Rules.

(4) **CLOSING OF CONNECTED TRANSACTION**

Shareholders are referred to the August 2006 Announcement pursuant to which it was announced that on 16 August 2006, SIMP, a 64% owned subsidiary of Indofood, as purchaser, entered into a conditional sale and purchase agreement with Rascal Holdings Limited as vendor, in relation to the sale and purchase of a 60% shareholding interest in the Plantation Companies. The Board is pleased to announce that the acquisition of that 60% interest in the Plantation Companies was completed on 9 March 2007.

(5) **PLANTATIONS BUSINESS TRANSACTIONS**

As a result of the completion of the acquisition of a 60% interest in the Plantation Companies, the following transactions are now or will when entered into be (as applicable) continuing connected transactions of the Company under the Listing Rules:

(i) those existing transactions specified in Table D(i) below in this announcement, which were entered into between the Plantation Companies (which are now subsidiaries of the Company) and Associates of Mr. Anthoni Salim prior to the completion of the acquisition by the Indofood Group of a 60% interest in the Plantation Companies;

(ii) those transactions specified in Table D(ii) below in this announcement proposed to be entered into between the Plantation Companies and a member of the Indofood Group;

(iii) those financial assistance transactions specified in Table D(iii) below in this announcement, proposed to be entered into between members of the Indofood Group and the Plantation Companies; and

(iv) those financial assistance transactions referred to in the Note to Table D(iii) below in this announcement, proposed to be entered into between the Plantation Companies and Associates of Mr. Anthoni Salim.

In addition, prior to the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, there were two existing transactions between members of the Indofood Group and Associates of Mr. Anthoni Salim relating to the Indofood Group's existing plantations business. The percentage ratios applicable to those transactions, details of which are set out in Table D(iv), on an aggregated basis, were less than 0.1% and, accordingly, those transactions were exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules. Following the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, those transactions will be aggregated with the transactions referred to above relating to the Plantation Companies, in order to determine the applicable requirements under Chapter 14A of the Listing Rules in respect of any further transactions relating to the Indofood Group's plantations business.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the Plantations Business Transactions for the financial years ending 31 December 2007, 2008 and 2009 are specified in Tables D(i) to (iv) below in this announcement.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Plantations Business Transactions have been aggregated. Based on the maximum aggregate annual values of the Plantations Business Transactions for each of the financial years ending 31 December 2007, 2008 and 2009, each of the percentage ratios (as defined in the Listing Rules) is less than 2.5%. Accordingly, the Plantations Business Transactions for the financial years ending 31 December 2007, 2008 and 2009 are subject to the reporting and announcement, but not the Independent Shareholders' approval, requirements of Chapter 14A of the Listing Rules.

(6) **NOODLES SUPPLY AND SERVICES AGREEMENT IN RESPECT OF THE NOODLES BUSINESS**

Indofood intends to enter into the Noodles Supply and Services Agreement with SWGL, pursuant to which members of the Indofood Group will from time to time supply certain raw materials, ingredients, technology and know how and provide certain services in respect of the Noodles Business to the SWGL Group in connection with the SWGL Group's Noodles Business in Egypt, Sudan and Yemen.

The Noodles Supply and Services Agreement is for a term not exceeding three years and will constitute a continuing connected transaction for the Company.

When aggregated with the Noodles Business Transactions (including the SAWAB Agreements), the Annual Caps in respect of the Noodles Supply and Services Agreement exceed 2.5% of the relevant percentage ratios. Accordingly, the Noodles Supply and Services Agreement is subject to approval by the Company's Independent Shareholders in accordance with the requirements of Rule 14A.18 of the Listing Rules.

(7) **SNACK FOOD SUPPLY AND SERVICES AGREEMENT IN RESPECT OF THE SNACK FOOD BUSINESS**

Indofood intends to enter into the Snack Food Supply and Services Agreement with SWGL, pursuant to which members of the Indofood Group will from time to time supply certain raw materials, ingredients, technology and know how and provide certain services in respect of the Snack Food Business to the SWGL Group in connection with the SWGL Group's Snack Food Business in Syria.

The Snack Food Supply and Services Agreement is for a term not exceeding three years and will constitute a continuing connected transaction for the Company.

The Annual Caps in respect of the Snack Food Supply and Services Agreement is less than 2.5%. Accordingly, the Snack Food Supply and Services Agreement is subject to the reporting and announcement, but not the Independent Shareholders' approval, requirements of Chapter 14A of the Listing Rules.

LISTING RULES IMPLICATIONS

Each of the continuing connected transactions described in this announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company, and also President Director and CEO of Indofood.

The Company will appoint an Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders Meeting in respect of the resolution(s) to be proposed to approve those transactions.

In accordance with the Listing Rules, the Company will despatch a circular to the Company's shareholders containing –

(a) the information required by the Listing Rules in relation to the SAWAB Agreements and their respective Annual Caps, the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the Noodles Supply and Services Agreement;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee, the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolution(s) to be proposed at the Shareholders' Meeting to approve those continuing connected transactions;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and to the Independent Shareholders as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and whether those transactions are in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the Shareholders Meeting in respect of the resolution(s) to be proposed to approve those transactions; and

(d) a notice convening the Shareholders' Meeting, at which resolutions will be proposed to consider, and if thought fit, approve the SAWAB Agreements and their respective Annual Caps, the New Noodles Transaction and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the Noodles Supply and Services Agreement.

Under Rule 14A.18 of the Listing Rules, any connected person of the Company with a material interest in the SAWAB Agreements, the New Noodles Transactions, the Existing Noodles Business Transactions in respect of which the Annual Caps are proposed to be increased, or the Noodles Supply and Services Agreement is required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matter. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr. Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44.26% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on the resolutions to approve the SAWAB Agreements, the New Noodles Transaction, the Increased Existing Noodles Caps and the Noodles Supply and Services Agreement.

(1) **NEW CONTINUING CONNECTED TRANSACTIONS**

The Company announces that Indofood has, on 6 March 2007, entered into the SAWAB Licensing Agreements which are conditional upon approval by the Company's Independent Shareholders, relating to Indofood's noodles business. No services under the SAWAB Licensing Agreements will be provided by Indofood to SAWAB unless and until approval of the same has been received from the Independent Shareholders.

The SAWAB Licensing Agreements, relate to the provision of trademark licensing services for the non-exclusive use, by SAWAB, of the "Indomie" trademark owned by Indofood, and for the provision of technical services in connection with instant noodles manufacturing operations in Syria.

Following approval of the SAWAB Licensing Agreements by the Independent Shareholders at the Shareholders' Meeting, members of the Indofood Group will enter into the SAWAB Materials and Packaging Agreements, which also relate to the Noodles Business. The duration of the SAWAB Agreements will not exceed three years.

SAWAB is a joint venture company newly incorporated and established in Syria, for the purposes of establishing an instant noodles business in that jurisdiction. SAWAB is owned as to 80% by SWGL and as to 20% by a third party local partner. SWGL and SAWAB are both Associates of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood. Accordingly, continuing transactions between members of the Indofood Group and SAWAB are continuing connected transactions of the Company under the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. A description of the continuing connected transactions under the SAWAB Agreements and the Annual Caps for each of these continuing connected transactions for the financial years ending 31 December 2007, 2008 and 2009 are specified in Table A below.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Annual Caps in respect of the SAWAB Agreements have been aggregated with the Annual Caps in respect of the Existing Noodles Business Transactions (inclusive of the Revised Noodles Caps and the 2009 Noodles Caps set out below). On that basis, the relevant percentage ratios (as defined in the Listing Rules) applicable to the Annual Caps in respect of the SAWAB Agreements, when aggregated with the other Annual Caps referred to above, exceed 2.5%. Accordingly, the SAWAB Agreements are conditional upon approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

Table A – Details of the SAWAB Agreements

Parties to the Agreement/Arrangement: Name of member of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Cap for the Year Ending 31 December 2007 *(US$ millions)*	Annual Cap for the Year Ending 31 December 2008 *(US$ millions)*	Annual Cap for the Year Ending 31 December 2009 *(US$ millions)*
PID	SAWAB	Sale and supply of food ingredients and noodles seasonings from PID to SAWAB	2.4	1.9	2.4
CKA	SAWAB	Sale and supply of flexible packaging from CKA to SAWAB for the production of instant noodles	0.7	1.0	1.3
Indofood	SAWAB	Trademark licence for the non-exclusive use by SAWAB of the "Indomie" trademark owned by Indofood in the Syria market	0.3	0.5	0.7
Indofood	SAWAB	Technical assistance services in connection with the instant noodle manufacturing operations of SAWAB in Syria	0.3	0.5	0.7
		Aggregate Annual Cap Amount	3.7	3.9	5.1

Note: In respect of the period covered by the SAWAB Agreements, each of such agreements will come into effect upon approval by the Independent Shareholders and each of such agreements will expire on 31 December 2009.

The Annual Caps in respect of the SAWAB Agreements described above are estimated transaction values based on projected activity levels between the relevant parties for the financial years ending 31 December 2007, 2008 and 2009.

Publication: South China Morning Post **Date:** 18 April 2007 2/3
Page: Classified 8 - 10 **Where Published:** Hong Kong

(2) **REVISION OF CAPS FOR EXISTING NOODLES BUSINESS TRANSACTIONS, RENEWAL OF CERTAIN EXISTING NOODLES BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF NOODLES BUSINESS TRANSACTIONS**

Shareholders are referred to the section headed "DETAILS OF THE NOODLES BUSINESS TRANSACTIONS" in the May 2006 Circular which sets out a series of related continuing connected transactions relating to Indofood's Noodles Business which were estimated to amount in aggregate to approximately US$46.0 million for the financial year ending 31 December 2007 and US$38.9 million for the financial year ending 31 December 2008 on a pro-rata basis.

The Directors have been monitoring the amounts of the Existing Noodles Business Transactions, having regard to internal estimates of demand and operating conditions.

Since the approval of the Existing Noodles Business Transactions and the related Existing Noodles Caps, the Directors note that in respect of the Existing Noodles Caps for the financial years ending 31 December 2007 and 2008 –

- Certain of the Existing Noodles Caps relating to continuing connected transactions between each of FID, CKA and PIPS (each of which are members of the Indofood Group) and Pinehill (which is an Associate of Mr. Anthoni Salim) will not be sufficient to meet Pinehill's requirements. These transactions are the transactions numbered (4), (5) and (7) in Table B below.
- Certain of the Existing Noodles Caps relating to continuing connected transactions between each of FID, CKA and Indofood (on the one hand) and DUFIL (on the other hand) require revisions as in respect of DUFIL, the expected sales volume was not met due to increased competition in the noodles business in Nigeria. These transactions are the transactions numbered (1), (2) and (3) in Table B below.
- The Existing Noodles Caps and Revised Noodles Caps in respect of transaction numbered (6) for the financial years ending 31 December 2007 and 2008 do not require revision.

Accordingly, it is proposed that those Existing Noodles Caps be revised in accordance with the Revised Noodles Caps in respect of the relevant transactions set out in Table B below.

Furthermore, the Annual Caps relating to certain of the Existing Noodles Business Transactions for the financial year ending 31 December 2008 as set out in the May 2006 Circular were approved by the Independent Shareholders on a pro-rata basis due to the relevant agreements/arrangements expiring part way through the 2008 calendar year. It is now proposed that, subject to approval by the Independent Shareholders at the Shareholders' Meeting, those Existing Noodles Business Transactions which are due to expire in 2008 be renewed for a further period of three years upon expiry and that the Annual Caps in respect of the entire financial year ending 31 December 2008 be revised as proposed in Table B below. The relevant transactions are those numbered (1), (2), (4) and (5) in Table B below.

The Board also announces the proposed 2009 Noodles Caps in respect of the Existing Noodles Business Transactions and the New Noodles Transactions for the financial year ending 31 December 2009, as set out in Table B below.

TABLE B – Revised Noodles Caps and 2009 Noodles Caps

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Existing Noodles Caps (US$ millions) – as set out in May 2006 Circular: For the Year Ending 31 December 2007	Existing Noodles Caps: For the Year Ending 31 December 2008 (pro rata)	Revised Noodles Caps (US$ millions): For the Year Ending 31 December 2007	Revised Noodles Caps: For the Year Ending 31 December 2008	2009 Noodles Caps (US$ millions): For the Year Ending 31 December 2009
(1)	FID	DUFIL	Sale and supply of ingredients and seasoning used for instant noodle products	16.8	8.1	17.4	21.9	27.3
(2)	CKA	DUFIL	Sale and supply of flexible packaging used for instant noodle products	8.4	8.8	7.1	4.8	11.4
(3)	Indofood	DUFIL	An exclusive licence to use "Indomie" brand in the Nigerian market and the provision of technical assistance in connection with instant noodle manufacturing operations in Nigeria	4.7	6.1	4.1	5.0	6.5
(4)	FID	Pinehill	Sale and supply of ingredients and seasonings	14.9	4.3	16.7	16.6	19.6
(5)	CKA	Pinehill	Sale and supply of flexible packaging	4.0	4.2	3.3	6.9	8.8
(6)	Indofood	Pinehill	An exclusive right and licence to use "Indomie" brand in Saudi Arabia and the Middle East	0.9	1.0	0.9 (Not Revised)	1.1 (Not Revised)	1.2
(7)	PIPS	Pinehill	The provision of technical services in connection with instant noodle manufacturing operations in Saudi Arabia and the Middle East	1.9	2.1	2.0	2.3	2.6
			Aggregate Annual Cap Amount	46.0	38.9	53.5	62.4	76.5

Each of the Noodles Business Transactions set out above constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because:–

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) each of DUFIL and Pinehill are Associates of Mr. Anthoni Salim.

Under Rule 14A.36(1) of the Listing Rules, where a previously approved annual cap is exceeded or proposed to be exceeded or a relevant agreement is renewed, the Company must re-comply with Rules 14A.35(3) and 14A.35(4) by re-complying with the reporting, announcement and independent Shareholders' approval requirements, as appropriate. Therefore, it is necessary for the Independent Shareholders to approve the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps and the 2009 Noodles Caps.

Under Rule 14A.25 of the Listing Rules, for the purposes of compliance with Chapter 14A of the Listing Rules, the Revised Noodles Caps (including the Increased Existing Noodles Caps) and the 2009 Noodles Caps have been aggregated with the applicable Annual Caps in respect of the SAWAB Agreements. On this basis, the percentage ratios in respect of each of the financial years ending 31 December 2007, 2008 and 2009 exceed 2.5% and, therefore, the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps and the 2009 Noodles Caps are conditional upon approval by the Independent Shareholders at the Shareholders' Meeting, in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Revised Noodles Caps (including the Increased Existing Noodles Caps) and the 2009 Noodles Caps specified above are estimated transaction values based on projected activity levels between the relevant parties for the financial years ending 31 December 2007, 2008 and 2009, taking into account substantial growth and significant increase over recent years in respect of the various regional markets.

(3) **NEW DISTRIBUTION BUSINESS TRANSACTIONS AND ANNUAL CAPS FOR 2009 IN RESPECT OF DISTRIBUTION BUSINESS TRANSACTIONS**

Shareholders are referred to the section headed "DETAILS OF THE CONTINUING CONNECTED TRANSACTIONS" in the April 2006 Announcement which sets out a series of related continuing connected transactions relating to Indofood's Distribution Business. These transactions are the transactions numbered (1) and (2) in Table C below.

The Board announces that the Indofood Group proposes to enter into new continuing connected transactions in respect of the Distribution Business involving the distribution of consumer products by PDU (a subsidiary of Indofood) to LS (an Associate of Mr. Anthoni Salim) and the distribution of beverages products from BD (an Associate of Mr Anthoni Salim) to TSM (a subsidiary of Indofood). These transactions are the transactions numbered (3) and (4) in Table C below. Accordingly, new Annual Caps in respect of these new continuing connected transactions relating to the Distribution Business are proposed, as set out in Table C below.

In addition, Annual Caps in respect of the financial year ending 31 December 2009 are proposed for both the Existing Distribution Business Transactions and the New Distribution Business Transactions. These 2009 Distribution Business Transactions Caps are also set out in Table C below.

TABLE C – Distribution Business Transactions

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Caps (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
(1)	IAP	LS	Distribution of consumer products	9.5	11.5	14.2
(2)	IAP	BD	IAP, as sub-distributor of BD, purchases canned Pepsi products (and PET packaging for sale to trade outlets in Indonesia)	11.8	13.3	15.8
(3)	PDU	LS	Distribution of consumer products	0.7	0.6	0.9
(4)	TSM	BD	TSM, as sub-distributor of BD purchases Pepsi products for sale to trade outlets in Indonesia	0.1	0.1	0.1
			Aggregated Annual Caps	21.3	25.9	31.1

Each of the Distribution Business Transactions set out above is a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules because:–

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) each of LS and BD are Associates of Mr. Anthoni Salim.

Under Rule 14A.25 of the Listing Rules, for the purposes of determining the applicable reporting, disclosure and shareholders approval requirements under the Listing Rules in respect of the New Distribution Business Transactions and the 2009 Distribution Business Transactions Caps, the New Distribution Business Transactions have been aggregated with the Existing Distribution Business Transactions.

The highest of the relevant percentage ratios in respect of all of the Distribution Business Transactions taken together on an aggregated basis for each of the financial years ending 31 December 2007, 2008 and 2009 is less than 2.5%. Accordingly, the New Distribution Business Transactions and the Existing Distribution Business Transactions, on an aggregated basis, are subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements, of Chapter 14A of the Listing Rules.

The annual caps in respect of the Existing Distribution Business Transactions and the New Distribution Business Transactions set out in Table C above are estimated transaction values and are based on the projected activity levels between the relevant parties for the financial years ending 31 December 2007, 2008 and 2009.

(4) **CLOSING OF CONNECTED TRANSACTION**

Shareholders are referred to the August 2006 Announcement pursuant to which it was announced that on 16 August 2006, SIMP, a 64% owned subsidiary of Indofood, as purchaser, entered into a conditional sale and purchase agreement with Rascal Holdings Limited as vendor, in relation to the sale and purchase of a 60% shareholding interest in the Plantation Companies.

The Board is pleased to announce that the acquisition of that 60% interest in the Plantation Companies was completed on 9 March 2007.

(5) **PLANTATIONS BUSINESS TRANSACTIONS**

As a result of the completion of the acquisition of a 60% interest in the Plantation Companies, the following transactions are now or will when entered into be (as applicable) continuing connected transactions of the Company under the Listing Rules:

(i) those existing transactions specified in Table D(i) below, which were entered into between the Plantation Companies (which are now subsidiaries of the Company) and Associates of Mr. Anthoni Salim, prior to the completion of the acquisition by the Indofood Group of a 60% interest in the Plantation Companies;

(ii) those transactions specified in Table D(ii) below proposed to be entered into between the Plantation Companies and a member of the Indofood Group;

(iii) those financial assistance transactions specified in Table D(iii) below proposed to be entered into between members of the Indofood Group and the Plantation Companies; and

(iv) those financial assistance transactions referred to in the Note to Table D(iii) proposed to be entered into between the Plantation Companies and Associates of Mr. Anthoni Salim.

In addition, prior to the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, there were two existing transactions between members of the Indofood Group and Associates of Mr. Anthoni Salim relating to the Indofood Group's existing plantations business. The percentage ratios applicable to these transactions, details of which are set out in Table D(iv) below, on an aggregated basis, were less than 0.1% and, accordingly, these transactions were exempt from the reporting, announcement and independent shareholder's approval requirements of Chapter 14A of the Listing Rules. Following the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, these transactions will be aggregated with the transactions referred to above relating to the Plantation Companies, in order to determine the applicable requirements under Chapter 14A of the Listing Rules in respect of any further transactions relating to the Indofood Group's plantations business.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Caps for each of the Plantations Business Transactions for the financial years ending 31 December 2007, 2008 and 2009 are specified in Tables D(i) to (iv) below.

TABLE D(i) – Existing transactions entered into between the Plantation Companies and Associates of Mr. Anthoni Salim prior to the acquisition of a 60% interest in the Plantation Companies by the Indofood Group

Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Cap (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
GS	RMK	Purchase of spare parts	0.1	0.2	0.2
GS	RMK	Lease of heavy equipment	0.4	0.4	0.4
GS	RMK	Rental of office space	0.1	0.1	0.1
MPI	RMK	Lease of heavy equipment	0.1	0.1	0.1
		Aggregate Annual Cap	0.7	0.8	0.8

TABLE D(ii) – Plantations Business transactions proposed to be entered into between members of the Indofood Group and the Plantation Companies

Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Cap (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
SAIN	MSA	Sale of seedlings for operations	1.3	1.8	0.7
SAIN	SBN	Sale of seedlings for operations	0.6	0.7	0.7
SAIN	ASP	Sale of seedlings for operations	0.4	0.6	0.6
SAIN	GS	Sale of seedlings for operations	0.9	0.1	-
SAIN	MPI	Sale of seedlings for operations	0.4	0.4	0.5
SAIN	MSA	Provision of services for research	0.1	0.1	0.1
SAIN	SBN	Provision of services for research	0.1	0.1	0.1
SAIN	ASP	Provision of services for research	0.1	0.1	0.1
		Aggregate Annual Cap	3.9	3.8	5.8

TABLE D(iii) – Financial assistance transactions proposed to be entered into between members of the Indofood Group and the Plantation Companies

Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Cap (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
SIMP	MSA	Granting Loans	9.6	9.6	9.6
SIMP	SBN	Granting Loans	1.2	1.2	1.2
SIMP	MCP	Granting Loans	10.5	10.5	10.5
		Aggregate Annual Cap – Financing Transactions	21.3	21.3	21.3

Note: The financial assistance to be provided to the Plantation Companies by SIMP referred to in Table D(iii) above is an amount representing 60% of the total financial assistance proposed to be provided to each of those Plantation Companies by their shareholders and in proportion to the 60% shareholding of SIMP in each of those Plantation Companies. The provision of financial assistance by SIMP to the Plantation Companies referred to in Table D(iii) above is a connected transaction for the Company under Rule 14A.13(2)(a)(i) of the Listing Rules as it is a provision of financial assistance by a listed issuer to a connected person, therefore is subject to reporting, announcement and is exempt from independent shareholders' approval requirements under Rule 14A.66 of the Listing Rules. The remaining 40% of the financial assistance to be provided to each of those Plantation Companies is proposed to be provided by the Associates of Mr. Anthoni Salim which respectively own the remaining 40% of each of the Plantation Companies. The provision of that financial assistance is a connected transaction for the Company under Rule 14A.13(2)(b)(ii) of the Listing Rules as it is a provision of financial assistance by connected persons of the Company to a subsidiary of the Company, but is exempt from the reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules.

In addition, prior to the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, there were two existing transactions between members of the Indofood Group and Associates of Mr. Anthoni Salim relating to the Indofood Group's existing plantations business. The percentage ratios applicable to these transactions, details of which are set out in Table D(iv), on an aggregate basis, were less than 0.1% and, accordingly, these transactions were exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules. Following the acquisition of a 60% interest in the Plantation Companies by the Indofood Group, these transactions will be aggregated with the transactions referred to above relating to the Plantation Companies, in order to determine the applicable requirements under Chapter 14A of the Listing Rules in respect of any further transactions relating to the Indofood Group's plantation business.

Table D(iv) – Existing transactions between members of the Indofood Group and Associates of Mr Anthoni Salim relating to the Indofood Group's existing plantation business as it was carried on prior to the acquisition of a 60% interest in the Plantation Companies

Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/Arrangement	Annual Cap (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
SIMP	AS	20 year lease for use of factory property	0.1	0.1	0.1
SIMP	STP	Pump and loading services to vessels	0.5	0.6	0.7
Sub-total			0.6	0.7	0.8
		Aggregate Plantations Business Transactions set out in Tables D(i) – D(iv)	26.5	26.6	28.7

The Plantations Business Transactions referred to above constitute continuing connected transactions under Rule 14A.14 of the Listing Rules because:–

(i) the Plantation Companies are owned as to 60% by SIMP, being a 64% owned subsidiary of Indofood and as to 40% by Mr Anthoni Salim or his Associates;

(ii) Mr Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(iii) accordingly, each of the Plantation Companies is an Associate of Mr. Anthoni Salim and a connected person of the Company and transactions between other members of the Indofood Group and the Plantation Companies are connected transactions for the Company.

The provision of financial assistance by Mr. Anthoni Salim and/or his Associates to the Plantation Companies, as referred to in the Note to Table D(iii) above, is also a connected transaction for the Company under Listing Rule 14A.13(2)(b)(ii), but is exempt from the reporting, announcement and independent shareholders approval requirements under Listing Rule 14A.65(4) of the Listing Rules on the basis that the financial assistance is provided by a connected person for the benefit of a subsidiary of the Company on normal commercial terms (or better to the relevant subsidiary), i.e., interest on the amounts advanced will be charged based on prevailing market rates and no security over the assets of the Company or any of its subsidiaries is granted in respect of the financial assistance.

The Plantations Business Transactions are and will be conducted in the ordinary and usual course of business. These transactions are and will be entered into on an arm's length basis with terms that are fair and reasonable to the parties.

Under Rule 14A.25 of the Listing Rules for the purposes of compliance with Chapter 14A of the Listing Rules, the Plantations Business Transactions have been aggregated. Based on the maximum aggregate annual values of the Plantations Business Transactions for each of the financial years ending 31 December 2007, 2008 and 2009, each of the percentage ratios (as defined in the Listing Rules) is less than 2.5%. Accordingly, the Plantations Business Transactions for the financial years ending 31 December 2007, 2008 and 2009 are subject to the reporting and announcement, but not the Independent Shareholders' approval, requirements of Chapter 14A of the Listing Rules.

The Plantations Business Transactions Caps set out in Tables D(i) to (iv) are estimated transaction values based on projected activity levels between the relevant parties for the financial years ending 31 December 2007, 2008 and 2009, in the case of the transactions referred to in Tables D(i) and D(iv) taking into account the historical values of the relevant transactions and in the case of the transactions referred to in Tables D(ii) and D(iii) taking into account the continuing development of raw land into planted areas. In relation to financing such development, the Plantation Companies need sufficient funds either from their shareholders or from financial institutions or other sources.

(6) **NOODLES SUPPLY AND SERVICES AGREEMENT**

Indofood intends to enter into a Noodles Supply and Services Agreement with SWGL pursuant to which members of the Indofood Group will from time to time provide certain raw materials, ingredients, technology and know how and provide certain services in respect of the Noodles Business to the SWGL Group in connection with the SWGL Group's Noodles Business in Egypt, Sudan and Yemen. The Noodles Supply and Services Agreement is for a term not exceeding three years and will constitute a continuing connected transaction for the Company.

DESCRIPTION OF MAIN TERMS OF THE NOODLES SUPPLY AND SERVICES AGREEMENT

Parties: (1) Indofood
(2) SWGL

Transaction: Indofood and SWGL intends to enter into the Noodles Supply and Services Agreement for the supply of certain raw materials, ingredients, technology and know how and the provision of certain services by members of the Indofood Group to the SWGL Group's Noodles Business in Egypt, Sudan and Yemen.

Scope of Services: From time to time during the term of the Noodles Supply and Services Agreement, members of the Indofood Group may provide the following services to members of the SWGL Group:

(i) the sale and supply of ingredients and seasonings for noodles;

(ii) the sale and supply of flexible packaging for the production of instant noodles;

(iii) trademark licensing for the use of related trademarks owned by Indofood; and

(iv) the provision of technical services for instant noodles manufacturing.

Terms of the Provision of Services: The Noodles Supply and Services Agreement provides that, except in relation to the consideration payable, the raw materials, ingredients, technology, know how and services to be provided under the Noodles Supply and Services Agreement will be provided substantially on the same terms as the Indofood Group's standard documents used by the relevant members of the Indofood Group to document the Existing Noodles Business Transactions described in the April 2006 Announcement. The forms of these documents are annexed to the Noodles Supply and Services Agreement.

Consideration: The Noodles Supply and Services Agreement provides that the consideration payable under the Noodles Supply and Services Agreement in respect of the provision of raw materials, ingredients, technology and know how and the provision of services shall be separately agreed in each individual case of the provision of raw materials, ingredients, technology, know how or services (as the case may be) based on the principles set out in the Noodles Supply and Services Agreement and reflecting normal commercial terms.

Annual Caps: The proposed Annual Caps in respect of the Noodles Supply and Services Agreement are set out below:

Country	Nature of Agreement/Arrangement	Annual Cap (US$ millions): For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
Egypt	Supply of ingredients and seasoning of instant noodle products	–	1.6	2.3
	Supply of flexible packaging of instant noodle products	–	0.9	1.3
	Granting exclusive licence of Indomie brand	–	0.4	0.5
	Provision of technical assistance services for instant noodle manufacturing operations	–	0.4	0.5
	Aggregate Annual Caps – Egypt	–	3.3	4.6
Sudan	Supply of ingredients and seasoning of instant noodle products	–	–	1.2
	Supply of flexible packaging of instant noodle products	–	–	0.7
	Granting exclusive licence of "Indomie" brand	–	–	0.2
	Provision of technical assistance services for instant noodle manufacturing operations	–	–	0.2
	Aggregate Annual Caps – Sudan	–	–	2.3
Yemen	Supply of ingredients and seasoning of instant noodle products	–	0.3	0.5
	Supply of flexible packaging of instant noodle products	–	0.4	0.5
	Granting exclusive licence of "Indomie" brand	–	0.1	0.2
	Provision of technical assistance services for instant noodle manufacturing operations		0.1	0.2
	Aggregate Annual Caps – Yemen	–	0.9	1.4
	Aggregate Annual Caps in respect of SWGL's Noodles Business	–	4.2	8.3

When aggregated with the Noodles Business Transactions, (including the SAWAB Agreements), the Annual Caps in respect of the Noodles Supply and Services Agreement exceed 2.5% of the relevant percentage ratios. Accordingly, the Noodles Supply and Services Agreement is subject to approval by the Independent Shareholders at the Shareholders' Meeting in accordance with the requirements of Rule 14A.18 of the Listing Rules.

The Noodles Supply and Services Agreement is a continuing connected transaction for the Company because SWGL, the counterparty to the Noodles Supply and Services Agreement, is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and the President Director and CEO of Indofood.

The annual caps in respect of the Noodles Supply and Services Agreement set out above are arrived at based on feasibility study of the projects.

(7) **SNACK FOOD SUPPLY AND SERVICES AGREEMENT IN RESPECT OF THE SNACK FOOD BUSINESS**

Indofood intends to enter into the Snack Food Supply and Services Agreement with SWGL, pursuant to which members of the Indofood Group will from time to time supply certain raw materials, ingredients, technology and know how and provide certain services in respect of the Snack Food Business to the SWGL Group in connection with the SWGL Group's Snack Food Business in Syria.

The Snack Food Supply and Services Agreement is for a term not exceeding three years and will constitute a continuing connected transaction for the Company.

DESCRIPTION OF MAIN TERMS OF THE SNACK FOOD SUPPLY AND SERVICES AGREEMENT

Parties: (1) Indofood
(2) SWGL

Transaction: Indofood and SWGL intends to enter into the Snack Food Supply and Services Agreement for the supply of certain raw materials, ingredients, technology and know how and the provision of certain services by members of the Indofood Group to the SWGL Group's Snack Food Business in Syria.

Publication: South China Morning Post **Date:** 18 April 2007 3/3
Page: Classified 8-10 **Where Published:** Hong Kong

Scope of Services. From time to time during the term of the Snack Food Supply and Services Agreement, members of the Indofood Group may provide the following services to members of the SWGL Group:

(i) the supply of seasonings of snack products;

(ii) the supply of flexible packaging of snack products;

(iii) the provision of technical assistance services in connection with snack manufacturing operations.

Terms of the Provision of Services. The Snack Food Supply and Services Agreement provides that, except in relation to the consideration payable, the raw materials, ingredients, technology, know how and services to be provided under the Snack Food Supply and Services Agreement will be provided substantially on the same terms as the Indofood Group's standard documents used by the relevant members of the Indofood Group to document the Existing Noodles Business Transactions described in the April 2006 Announcement. The forms of these documents are annexed to the Snack Food Supply and Services Agreement.

Consideration The Snack Food Supply and Services Agreement provides that the consideration payable under the Snack Food Supply and Services Agreement in respect of the provision of raw materials, ingredients, technology and know how and the provision of services shall be separately agreed in each individual case of the provision of raw materials, ingredients, technology, know how or services (as the case may be) based on the principles set out in the Snack Food Supply and Services Agreement and reflecting normal commercial terms.

Annual Caps The proposed Annual Caps in respect of the Snack Food Supply and Services Agreement are set out below:

Country	Nature of Agreement/Arrangement	Annual Cap (US$ millions) For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
Syria	Supply of seasoning of snack products	–	0.5	0.9
	Supply of flexible packaging of snack products	–	0.9	1.5
	Provision of technical assistance services for snack manufacturing operations	–	0.2	0.2
	Aggregate Annual Caps – Syria	–	1.6	2.6
	Aggregate Annual Caps in respect of SWGL's Snack Food Business	–	1.6	2.6

The Annual Caps in respect of the Snack Food Supply and Services Agreement is less than 2.5%. Accordingly, the Snack Food Supply and Services Agreement is subject to the reporting and announcement, but not the Independent Shareholders' approval, requirements of Chapter 14A of the Listing Rules.

The Snack Food Supply and Services Agreement is a continuing connected transaction for the Company because SWGL, the counterparty to the Snack Food Supply and Services Agreement, is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and the President Director and CEO of Indofood.

The annual caps in respect of the Snack Food Supply and Services Agreement set out above are arrived at based on feasibility study of the projects.

LISTING RULES IMPLICATIONS

Each of the continuing connected transactions described in this announcement constitutes a continuing connected transaction for the Company under Rule 14A.14 of the Listing Rules because the counterparties to the relevant transactions with the Indofood Group are Associates of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company, and also President Director and CEO of Indofood.

APPOINTMENT OF INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER AND DESPATCH OF SHAREHOLDERS' CIRCULAR

The Company has established the Independent Board Committee consisting of the Independent Non-executive Directors to advise the shareholders of the Company as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the Noodles Supply and Services Agreement are fair and reasonable, whether such transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders as to how to vote at the Shareholders' Meeting to be convened to consider these continuing connected transactions.

The Company will appoint an Independent Financial Adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and whether these transactions are in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting.

In accordance with the Listing Rules, the Company will despatch a circular to the Company's shareholders containing:–

(a) the information required by the Listing Rules in relation to the SAWAB Agreements and their respective Annual Caps, the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement;

(b) a separate letter from the Independent Board Committee advising the Independent Shareholders whether, in the opinion of the Independent Board Committee, the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote in respect of the resolutions to approve these continuing connected transactions at the Shareholders' Meeting;

(c) a separate letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and to the Independent Shareholders as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and whether these transactions are in the interests of the Company and its shareholders as a whole and advising the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolution(s) to be proposed to approve these transactions; and

(d) a notice convening the Shareholders' Meeting, at which resolutions will be proposed to consider, and if thought fit, approve the SAWAB Agreements and their respective Annual Caps, the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement as described in this announcement.

Under Rule 14A.18 of the Listing Rules, any connected persons of the Company with a material interest in the SAWAB Agreements, the New Noodles Transactions, the Existing Noodles Business Transactions in respect of which the Annual Caps are proposed to be increased or the Noodles Supply and Services Agreement are required to abstain from voting at the Shareholders' Meeting on the resolution(s) approving the relevant matter. Accordingly, First Pacific Investments Limited and First Pacific Investments (BVI) Limited, both being Associates of Mr Anthoni Salim and which in aggregate hold shares of the Company representing approximately 44.26% of the issued share capital of the Company will abstain from voting at the Shareholders' Meeting on each of these resolutions.

REASONS FOR THE ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

The relevant members of the Indofood Group have entered into the continuing connected transactions as part of their regular ongoing business arrangements in relation to the business and operations of the Indofood Group as set out below:–

(i) **SAWAB Agreements**
Following the success in recent years of the Noodles Business, Indofood envisages that there is considerable potential for market growth and the capture of future market development opportunities in the Syrian market and therefore, by proposing to enter into the SAWAB Agreements, Indofood is making positive decisions in relation to its operations in this market in order to capitalise on such opportunities.

(ii) **The New Noodles Transactions, the Increased Existing Noodles Caps, the Revised Noodles Caps (as applicable to the New Noodles Transactions) and the 2009 Noodles Caps**
The Indofood Group has benefited from the transactions numbered (1), (2), (4) and (5) in Table B, which are to be renewed on their respective expiry dates on the same terms for a further period of three years. The sale and supply of ingredients, seasoning and flexible packaging, the licensing of the "Indomie" brand name and the provision of technical assistance to Associates of Mr. Salim are on normal commercial terms and in the interests of the relevant members of the Indofood Group which are parties to those agreements and their respective shareholders. Accordingly, the Directors consider that it is in the interests of the Company and its shareholders as a whole for the relevant members of the Indofood Group to renew those agreements for a further three year period on the same terms.

The Directors have been monitoring the Indofood Group's continuing connected transactions. Having regard to the continued development and expansion of the business of the Indofood Group and internal estimates of the future needs of the relevant parties, the Existing Noodles Caps will not be sufficient to meet projected requirements in relation to certain of the Noodles Business Transactions. Accordingly, certain of the Existing Noodles Caps should be revised to take into account the Indofood Group's latest internal projections and estimates. Conversely, a number of the previously announced Annual Caps in respect of the Existing Noodles Business Transactions now appear to be excessive and can be reduced.

(iii) **New Distribution Business Transactions and Annual Caps for 2009 in respect of Distribution Business Transactions**
Due to continued development and expansion of the Indofood Group's distribution business, the new continuing connected transactions in respect of the Distribution Business are entered into to increase sales turnover and to earn additional margins on the products sold by the Indofood Group, as well as to diversify the product portfolio of the Indofood Group.

(iv) **Plantations Business Transactions**
A number of the Plantations Business Transactions are transactions which were entered into by the Plantation Companies with Associates of Mr Anthoni Salim before the completion of the acquisition of a 60% interest in the Plantation Companies by the Indofood Group. On completion of that acquisition, these pre-existing transactions became continuing connected transactions for the Company under the Listing Rules.

In relation to the new Plantations Business Transactions proposed to be entered into among the Plantation Companies, members of the Indofood Group and Associates of Mr. Anthoni Salim, these are transactions entered into the ordinary course of business, principally for the sale of seedlings, which can then be planted to develop raw land into planted areas. The sale of seedlings by the Indofood Group to the Plantation Companies can be expected to increase turnover and profits for the Indofood Group.

(v) **Noodles Supply and Services Agreement and Snack Food Supply and Services Agreement**
In respect of the Noodles Business and Snack Food Business, following success in recent years due to (amongst other things) increased product awareness, sales volumes and distribution networks, Indofood envisages there will be considerable growth in respect of its Noodles Business and Snack Food Business, particularly in view of anticipated future market opportunities in Egypt, Sudan and other territories in the Middle East and North Africa.

The benefits which are expected to accrue to the Indofood Group and the Company as a result of the above transactions are the expansion of the Indofood Group's business operations into previously unexplored jurisdictions, the enhancement of facilities, assets and resources utilisation with profitable margins and increases in market share, revenue and operational proficiency of the Indofood Group's major businesses.

VIEWS OF THE DIRECTORS

The Directors (other than members of the Independent Board Committee, who will express their opinion in a separate letter to the Independent Shareholders to be contained in the shareholders' circular as referred to above) consider that the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

The Directors (including the Independent Non-executive Directors of the Company) consider that the New Distribution Business Transactions, the Existing Distribution Caps, the New Distribution Caps, the Plantations Business Transactions and the terms of the Snack Food Supply and Services Agreement in respect of each of the financial years ending 31 December 2007, 2008 and 2009 are fair and reasonable and that they are in the best interests of the Company and its shareholders as a whole.

INFORMATION IN RESPECT OF THE COUNTERPARTIES

SAWAB, being the counterparty to the SAWAB Agreements, is engaged in the manufacturing and marketing of instant noodles in Syria.

Each of DUFIL and Pinehill, being counterparties to the Existing Noodles Business Transactions, are engaged in the manufacturing of instant noodles; in the case of DUFIL, in Nigeria and, in the case of Pinehill, in Saudi Arabia and the Middle East.

LS and BD, being the counterparties to the New Distribution Business Transactions, are engaged in, in the case of LS, operating supermarkets in certain major cities in Indonesia and, in the case of BD, in the distribution of Pepsi bottler products in Indonesia.

SWGL is an investment company.

In respect of the Plantation Companies and the counterparties to the Plantations Business Transactions –

(a) SBN is a limited liability company incorporated in Indonesia which owns 14,800 hectares of plantation land, located in South Sumatra, Indonesia.

(b) MSA is a limited liability company incorporated in Indonesia which owns, directly or indirectly, 19,800 hectares of plantation land, located in South Sumatra, Indonesia and 16,300 hectares of plantation land, located in Central Kalimantan, Indonesia.

(c) MCP is a limited liability company incorporated in Indonesia which owns indirectly 36,841 hectares of plantation land, located in East Kalimantan, Indonesia.

(d) ASP is a 99.51% owned subsidiary of MSA, GS is a 99.99% owned subsidiary of MCP, and MPI is a 99.99% owned subsidiary of MCP, and

(e) RMK and AS are 100% owned by Salim Group, while STP is 50% owned by Salim Group.

As at the date of this announcement, the plantation land owned by the Plantation Companies is anticipated to be utilized for oil palm plantation.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Asia. The Company's principal business interests relate to telecommunications, consumer food products and infrastructure.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturers by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

DEFINITIONS

"2009 Distribution Business Transactions Caps"	the proposed Annual Caps in respect of the Existing Distribution Business Transactions and the New Distribution Business Transactions for the financial year ending 31 December 2009, as set out in Table C above;
"2009 Noodles Caps"	the proposed Annual Caps in respect of the Existing Noodles Business Transactions and the New Noodles Transactions for the financial year ending 31 December 2009 as set out in Table B above;
"Annual Cap"	the estimated maximum annual value in relation to each respective continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules;
"April 2006 Announcement"	the announcement of the Company dated 28 April 2006;
"AS"	PT Adithya Suramitra, an Associate of Mr Anthoni Salim;
"ASP"	PT Agrosubur Permai, a 99.51% owned subsidiary of MSA;
"Associate"	has the meaning ascribed thereto under the Listing Rules;
"August 2006 Announcement"	the announcement of the Company dated 23 August 2006;
"Board"	board of Directors;
"BD"	PT BD Distriindo, an Associate of the Salim Group;
"CKA"	PT Cipta Kemas Abadi, a member of the Indofood Group;
"Company"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Exchange;
"Director(s)"	the director(s) of the Company;
"Distribution Business"	the distribution business carried on by the Indofood Group;
"Distribution Business Cap"	the separate Annual Cap assigned to each continuing connected transaction relating to the Distribution Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the April 2006 Announcement;
"DUFIL"	De United Food Industries Ltd., an Associate of Mr. Anthoni Salim;
"Exchange"	the Stock Exchange of Hong Kong Limited;
"Existing Distribution Business Transactions"	each of the continuing connected transactions relating to the Indofood Group's distribution business described in the April 2006 Announcement, which are the transactions numbered (1) and (2) in Table C above in this announcement;
"Existing Noodles Business Transactions"	each of the continuing connected transactions relating to the Noodles Business described in the May 2006 Circular, which are the transactions numbered (1) to (7) inclusive in Table B above in this announcement;
"Existing Noodles Caps"	the separate Annual Cap assigned to each continuing connected transaction relating to the Noodles Business in respect of which members of the Indofood Group are parties, particulars of which are set out in the May 2006 Circular and in Table B above in this announcement;
"FID"	the food ingredients division of Indofood;
"Group"	the Company and its subsidiaries from time to time;
"GS"	PT Gunta Samba, a 99.99% owned subsidiary of MCP;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Increased Existing Noodles Caps"	the Revised Noodles Caps which are being increased, as compared to the Annual Caps disclosed in the May 2006 Circular, which are the Annual Caps in respect of the transactions numbered (4), (5) and (7) in Table B above in this announcement, but excluding the Revised Noodles Caps (as applicable to the New Noodles Transactions) and the 2009 Noodles Caps;
"Independent Board Committee"	the independent committee of the board of directors of the Company established by the Company as required by Rule 14A.21 of the Listing Rules, to consider the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions and the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement, and to opine as to whether the terms of these transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole, such independent board committee comprising the Independent Non-executive Directors;
"Independent Financial Adviser"	the independent financial adviser to be appointed by the Company under Rule 14A.21 of the Listing Rules to make recommendations to the Independent Board Committee as to whether the terms of the SAWAB Agreements and their respective Annual Caps, the terms of the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole and to advise the Independent Shareholders how to vote at the Shareholders' Meeting in respect of the resolution(s) to be proposed to approve these transactions;
"Independent Non-executive Directors"	Graham L. Pickles, Edward K Y Chen and David W C Tang;
"Independent Shareholders"	the shareholders of the Company other than First Pacific Investments Limited and First Pacific Investments (BVI) Limited;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, and a 51.5% owned subsidiary of the Company;
"Indofood Group"	Indofood and its subsidiaries from time to time;
"Listing Rules"	the Rules Governing the Listing of Securities on the Exchange;
"LS"	PT Lion Superindo, an Associate of Mr Anthoni Salim;
"May 2006 Circular"	the shareholders circular of the Company dated 22 May 2006;
"MCP"	PT Mega Citra Perdana, one of the Plantation Companies;
"MPI"	PT Multi Pacific International, a 99.99% owned subsidiary of MCP;
"MSA"	PT Mentari Subur Abadi, one of the Plantation Companies;
"New Distribution Business Transactions"	those new continuing connected transactions in respect of the Distribution Business (involving the distribution of consumer products by PDU to LS, and the distribution of beverage products from BD to TSM), listed as transactions numbered (1) and (2) in Table C above in this announcement;
"New Noodles Transactions"	those Existing Noodles Business Transactions which are due to expire in 2006, which it is proposed to renew for a further period of 3 years, listed as transactions numbered (1), (2), (4) and (5) in Table B above in this announcement;
"Noodles Business"	the consumer branded products business in respect of noodles carried on by the Indofood Group;
"Noodles Supply and Services Agreement"	the supply and services agreement to be entered into between Indofood and SWGL in relation to certain continuing connected transactions between those parties and/or members of their respective groups in respect of the Noodles Business;
"PDU"	PT Putri Daya Usahatama, a member of the Indofood Group;
"Pinehill"	Pinehill Arabian Food Ltd., an Associate of Mr Anthoni Salim;
"PIPS"	PT Prima Inti Pangan Sejati, a member of the Indofood Group;
"Plantations Business"	the plantations business carried on by the Indofood Group;
"Plantations Business Transactions"	each of the continuing connected transactions relating to the Plantations Business, listed in Tables (D)(i) to (iv) above in this announcement;
"Plantation Companies"	SBN, MSA and its subsidiary MCP (all of which are limited liability companies incorporated in Indonesia and 60% owned subsidiaries of SIMP) together with their respective subsidiaries from time to time;
"Revised Noodles Caps"	the revised estimated Annual Caps of the continuing connected transactions relating to the Existing Noodles Business Transactions in respect of the financial years ending 31 December 2007 and 2008, which are set out in Table B above in this announcement;
"RMK"	PT Rimba Mutiara Kusuma, an Associate of Mr. Anthoni Salim;
"SAIN"	PT Sarana Inti Pratama, a member of the Indofood Group;
"SAWAB"	Salim Wazaran Brinjikji Limited, an Associate of Mr. Anthoni Salim;
"SAWAB Agreements"	the SAWAB Licensing Agreement and the SAWAB Materials and Packaging Agreements, collectively;
"SAWAB Licensing Agreement"	the agreements relating to the provision of related technical services and the licensing of related trademarks by the Indofood Group to SAWAB;
"SAWAB Materials and Packaging Agreements"	the agreements relating to the provision of raw materials or finished and packaging products by the Indofood Group to SAWAB;
"SBN"	PT Swadaya Bhakti Negaramas, one of the Plantation Companies;
"Shareholders' Meeting"	the special general meeting of the Independent Shareholders to be convened by a notice to be contained in the shareholders' circular referred to in this announcement, at which resolutions will be proposed to consider and, if thought fit, approve the SAWAB Agreements and their respective Annual Caps, the New Noodles Transactions, the Revised Noodles Caps (as applicable to the New Noodles Transactions), the Increased Existing Noodles Caps, the 2009 Noodles Caps and the terms of the Noodles Supply and Services Agreement;
"SIMP"	PT Salim Ivomas Pratama, a 64% owned subsidiary of Indofood;
"Snack Food Business"	the consumer branded products business in respect of snack food carried on by the Indofood Group;
"Snack Food Supply and Services Agreement"	the supply and services agreement to be entered into between Indofood and SWGL in relation to certain continuing connected transactions between those parties and/or members of their respective groups in respect of the Snack Food Business;
"STP"	PT Sarana Tempa Perkasa, an Associate of Mr. Anthoni Salim;
"SWGL"	Salim Wazaran Group Limited, an Associate of Mr. Anthoni Salim;
"SWGL Group"	SWGL and its direct and/or indirect subsidiaries from time to time;
"TSM"	PT Tristan Makmur, a wholly owned subsidiary of Indofood; and
"%"	percentage.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = 9,008 Rupiah. Percentages and figures expressed in millions have been rounded.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 18th April 2007

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* Independent Non-executive Directors

END